Exhibit 21

Subsidiaries

The following table sets forth, as of December 31, 2013, the information on our subsidiaries that is required to be reported under Item 601 of the SEC’s Regulation S-K.

Name	State of Incorporation or Organization	Name Under Which Business is Conducted
ESI Service Corp.	Delaware	ESI Service Corp.
ESI Maryland Corp.	Maryland	ITT Technical Institute
Daniel Webster College, Inc.	Indiana	Daniel Webster College
Cable Holdings, LLC	Minnesota	Benchmark Learning